Exhibit 99.1

YM BioSciences Reports Operational and Financial Results for the Second Quarter of Fiscal 2012

MISSISSAUGA, Canada, February 9, 2012 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a drug development company advancing a diverse portfolio of hematology and cancer related products, today reported operational and financial results for its second quarter of fiscal 2012, ended December 31, 2011.

“JAK inhibitors may ultimately prove valuable in the treatment of a wide range of blood disorders, cancers and inflammatory diseases, representing an immense opportunity for this emerging drug class. We recently reported multicenter data for our lead JAK inhibitor, CYT387, establishing its competitive safety and efficacy profile in patients with myelofibrosis,” said Dr. Nick Glover, President and CEO of YM BioSciences. “The strength of our data positions us well to select the optimal course to further advance this opportunity.”

Updated results from the Phase I/II study of CYT387 in 166 patients with myelofibrosis were presented in a poster session at the 53rd Annual Meeting of the American Society of Hematology held in San Diego in December 2011. CYT387 demonstrated an ability to render and maintain anemic myelofibrosis patients transfusion independent for clinically-relevant periods while also producing significant and durable improvements in their splenomegaly and constitutional symptoms. CYT387 was generally safe and well tolerated in myelofibrosis patients for dosing periods up to and exceeding two years, with minimal treatment-related myelosuppression observed.

Financial Results (CDN dollars)
The interim consolidated financial statements and comparative information for the second quarter of fiscal 2012 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Previously, up to June 30, 2011, the Company prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

Revenue from out-licensing for the second quarter of fiscal 2012, ended December 31, 2011, was $0.4 million compared with $0.3 million for the second quarter of fiscal 2011. Revenue from out-licensing for the first six months of fiscal 2012 was $0.6 million and comparable to $0.6 million for the first six months of fiscal 2011.

Net finance income was $1.5 million for the second quarter of fiscal 2012 compared to net finance costs of $4.6 million for the second quarter of fiscal 2011. Net finance income was $9.0 million for the first six months of fiscal 2012 compared to net finance costs of $8.3 million for the first six months of fiscal 2011. Under IFRS, warrants denominated in a different currency than the Company’s functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss. The change in net finance income during the second fiscal quarter is primarily attributed to a change of $6.0 million in the fair value adjustment for USD warrants. For the first six months of fiscal 2012, the Company incurred a gain of $7.3 million compared to a loss of $7.5 million for the six months ended December 31, 2010 on the revaluation of warrants.

Licensing and product development expenses were $7.3 million for the second quarter of fiscal 2012 compared with $5.2 million for the second quarter of fiscal 2011. Licensing and product development expenses were $13.7 million for the first six months of fiscal 2012 compared with $10.9 million for the first six months of fiscal 2011. Development expenses for CYT387 increased due to the expansion of the Phase I/II clinical trial in myelofibrosis, start-up costs associated with the BID (twice-daily dosing) study, pre-clinical development activities, and manufacturing of drug for these programs. Expenses for nimotuzumab continued to decrease.

General and administrative expenses were $1.2 million for the second quarter of fiscal 2012 compared to $2.7 million for the second quarter of fiscal 2011. General and administrative expenses were $3.3 million for the first six months of fiscal 2012 compared to $5.0 million for the first six months of fiscal 2011, primarily due to severance and restructuring costs in 2010.

Net loss for the second quarter of fiscal 2012 was $6.6 million ($0.06 per share) compared to $12.3 million ($0.14 per share) for the same period last year.

As at December 31, 2011 the Company had cash and short-term deposits totaling $67.9 million and accounts payables and accrued liabilities totaling $3.7 million compared to $79.7 million and $4.4 million respectively at June 30, 2011. Management believes that the cash and short-term deposits at December 31, 2011 are sufficient to support the Company’s activities for at least the next 18 months.

As at December 31, 2011 the Company had 116,711,448 common shares and 7,366,418 warrants outstanding.

About YM BioSciences
YM BioSciences Inc. is a drug development company advancing three products: CYT387, a small molecule, dual inhibitor of the JAK1/JAK2 kinases; nimotuzumab, an EGFR-targeting monoclonal antibody; and CYT997, a vascular disrupting agent (VDA).

CYT387 is an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis. This trial has completed enrollment while a 60 patient Phase II twice-daily dose escalation trial is currently recruiting patients. Nimotuzumab is a humanized monoclonal antibody targeting EGFR with an enhanced side-effect profile over currently marketed EGFR-targeting antibodies. Nimotuzumab is being evaluated in numerous Phase II and III trials worldwide. CYT997 is an orally-available small molecule therapeutic with dual mechanisms of vascular disruption and cytotoxicity, and has completed a Phase II trial in glioblastoma multiforme. In addition to YM’s three products, the Company has several preclinical research programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387, nimotuzumab and CYT997 will generate positive efficacy and safety data in ongoing and future clinical trials, and that YM and its various licensees will complete their respective clinical trials and disclose data within the timelines communicated in this release. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
James Smith
VP Corporate Communications
YM BioSciences Inc.
Tel. +1 905.361.9518
jsmith@ymbiosciences.com

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	December 31,	June 30,	July 1,
	2011	2011	2010

Assets

Current assets:
Cash and cash equivalents	$21,538,285	$32,046,630	$19,460,141
Short-term deposits	46,410,762	47,611,922	26,184,991
Accounts receivable	284,435	205,900	161,184
Prepaid expenses	491,612	731,676	237,962
Total current assets	68,725,094	80,596,128	46,044,278

Non-current assets:
Property and equipment	68,406	91,320	84,775
Intangible assets	4,883,690	7,137,698	11,645,714
Total non-current assets	4,952,096	7,229,018	11,730,489

Total assets	$73,677,190	$87,825,146	$57,774,767

Liabilities and Equity

Current liabilities:
Accounts payable	$1,537,001	$1,718,893	$699,277
Accrued liabilities	2,170,038	2,652,511	2,085,824
Share purchase warrants	7,212,460	14,476,681	6,358,480
Deferred revenue	594,072	594,072	1,523,916
Total current liabilities	11,513,571	19,442,157	10,667,497

Non-current liabilities:
Deferred revenue	1,534,686	1,831,722	1,650,909
Total non-current liabilities	1,534,686	1,831,722	1,650,909

Equity:
Share capital	264,586,651	264,548,643	203,498,239
Contributed surplus	16,636,188	15,144,062	14,232,353
Deficit	(220,593,906)	(213,141,438)	(172,274,231)
Total equity	60,628,933	66,551,267	45,456,361

Total liabilities and equity	$73,677,190	$87,825,146	$57,774,767

Approved by the Board and authorized for issue on February 8, 2012:

Director
Tryon Williams

Director
David G.P. Allan

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Comprehensive Income
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	Three months ended		Six months ended
	December 31,		December 31,
	2011	2010	2011	2010

Revenue:
Out-licensing	$380,117	$251,417	$630,845	$593,773

Expenses:
Licensing and product development	7,260,481	5,246,698	13,748,328	10,938,754
General and administrative	1,154,883	2,742,199	3,315,031	4,954,611
	8,415,364	7,988,897	17,063,359	15,893,365
Loss before the undernoted	(8,035,247)	(7,737,480)	(16,432,514)	(15,299,592)

Finance income	2,058,174	86,892	8,980,046	149,498
Finance costs	(580,705)	(4,679,605)	–	(8,498,335)
Other income	–	24,916	–	24,916

Net loss for the period and comprehensive loss	$(6,557,778)	$(12,305,277)	$(7,452,468)	$(23,623,513)

Basic and diluted loss per common share	$(0.06)	$(0.14)	$(0.06)	$(0.29)

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Changes in Equity
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, July 1, 2010	80,359,623	$203,498,239	$14,232,353	$(172,274,231)	$45,456,361

Net loss for the period	–	–	–	(23,623,513)	(23,623,513)

Transactions with owners of the
Company, recognized directly in equity:
Share-based compensation	–	–	1,044,198	–	1,044,198
Shares issued on exercise of options	319,309	425,589	(171,780)	–	253,809
Shares issued on exercise of warrants	527,343	1,599,312	–	–	1,599,312
Shares issued pursuant to prospectus offering	28,750,000	43,334,523	–	–	43,334,523
Total transactions with owners of the Company	29,596,652	45,359,424	872,418	–	46,231,842
Balance, December 31, 2010	109,956,275	$248,857,663	$15,104,771	$(195,897,744)	$68,064,690

	Share capital		Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267

Net loss for the period	–	–	–	(7,452,468)	(7,452,468)

Transactions with owners of the
Company, recognized directly in equity:
Share-based compensation	–	–	1,507,684	–	1,507,684
Shares issued on exercise of options	29,500	38,008	(15,558)	–	22,450
Total transactions with owners of the Company	29,500	38,008	1,492,126	–	1,530,134
Balance, December 31, 2011	116,711,448	$264,586,651	$16,636,188	$(220,593,906)	$60,628,933

YM BIOSCIENCES INC.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)
(Unaudited)
	Three months ended		Six months ended
	December 31,		December 31,
	2011	2010	2011	2010

Cash provided by (used in):

Operating activities:
Net loss for the period	$(6,557,778)	$(12,305,277)	$(7,452,468)	$(23,623,513)
Items not involving cash:
Depreciation of property and equipment	16,550	19,789	33,134	39,147
Amortization of intangible assets	1,127,004	1,127,004	2,254,008	2,254,008
Interest earned	(154,692)	(82,740)	(309,168)	(138,375)
Unrealized (gain) loss on cash and cash equivalents	576,919	601,654	(1,406,658)	1,010,362
Gain on disposal of property and equipment	–	–	–	(10,744)
Share-based compensation	442,030	408,145	1,507,684	1,044,198
Change in fair value of share purchase warrants	(1,903,482)	4,076,077	(7,264,221)	7,487,973
Changes in non-cash working capital balances:
Short-term deposits	(139,972)	(66,524)	(305,277)	(106,367)
Accounts receivable	(17,069)	(37,156)	(78,535)	(41,979)
Prepaid expenses	64,352	(370,250)	240,064	(256,716)
Accounts payable	(319,915)	718,772	(181,892)	712,684
Accrued liabilities	(393,750)	631,723	(482,473)	1,528,885
Deferred revenue	(148,518)	(148,518)	(297,036)	(451,995)
Net cash used in operating activities	(7,408,321)	(5,427,301)	(13,742,838)	(10,552,432)

Investing activities:
Proceeds from sale of short-term deposits	33,988,017	20,202,541	35,806,437	48,854,217
Purchase of short-term deposits	(33,500,000)	(48,514,540)	(34,300,000)	(76,014,540)
Interest earned	154,692	82,740	309,168	138,375
Additions to property and equipment	(5,920)	–	(10,220)	(52,694)
Net cash provided by (used in) investing activities	636,789	(28,229,259)	1,805,385	(27,074,642)

Financing activities:
Issuance of common shares on exercise of options	–	238,809	22,450	253,809
Issue of common shares on exercise warrants	–	850,159	–	850,159
Net proceeds from issuance of shares	–	43,334,523	–	43,334,523
Net cash provided by financing activities	–	44,423,491	22,450	44,438,491

Impact of foreign exchange rates on cash	(576,919)	(601,654)	1,406,658	(1,010,362)

Increase (decrease) in cash and cash equivalents	(7,348,451)	10,165,277	(10,508,345)	5,801,055

Cash and cash equivalents, beginning of period	28,886,736	15,095,919	32,046,630	19,460,141

Cash and cash equivalents, end of period	$21,538,285	$25,261,196	$21,538,285	$25,261,196